SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Carpenter Technology Corporation

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

144285 10 3

(CUSIP number)

Mr. Benjamin P. Procter

The Watermill Group

One Cranberry Hill

750 Marrett Road, Suite 401

Lexington, Massachusetts 02421

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 144285 10 3	Schedule 13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS Steven E. Karol
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,835,554
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,835,554
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,554
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 5.4%
14.	TYPE OF REPORTING PERSON IN

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1.	NAMES OF REPORTING PERSONS Watermill-Toolrock Enterprises, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,835,554
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,835,554
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,554
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4%
14.	TYPE OF REPORTING PERSON OO

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1.	NAMES OF REPORTING PERSONS Watermill-Toolrock Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,762,619
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,762,619
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,762,619
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.4%
14.	TYPE OF REPORTING PERSON OO

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1.	NAMES OF REPORTING PERSONS Watermill-Toolrock Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 695,513
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 695,513
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,513
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3%
14.	TYPE OF REPORTING PERSON OO

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ITEM 1.	Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $5.00 per share (the “Common Stock”), of Carpenter Technology Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 14662, Reading, Pennsylvania 19612. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by: Steven E. Karol (“Mr. Karol”), Watermill-Toolrock Enterprises, LLC (“Watermill Enterprises”), Watermill-Toolrock Partners, L.P. (“Watermill Partners”) and Watermill-Toolrock Partners II, L.P. (“Watermill Partners II” and together with Watermill Partners, the “Watermill Funds”). The individuals and entities referenced in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Watermill Enterprises is the sole general partner of each of the Watermill Funds and may be deemed to beneficially own all securities held by the Watermill Funds. Mr. Karol is the sole managing member of Watermill Enterprises and may be deemed to beneficially own all securities held by Watermill Enterprises and the Watermill Funds.

(b) and (c) The address of the principal business office of each of the Reporting Persons is c/o The Watermill Group, One Cranberry Hill, 750 Marrett Road, Suite 401, Lexington, MA 02421. The principal business of Mr. Karol is to manage Watermill Enterprises, the Watermill Funds and any other affiliated entities with similar business (the “Watermill Group”) as its Managing Partner. Watermill Enterprises and the Watermill Funds are a part of the Watermill Group, which is a strategy-driven private investment firm focused on acquiring, operating and improving industrial manufacturing, distribution, and service businesses. The Watermill Group was founded in 1978 by Mr. Karol.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Other than Mr. Karol, each of the Reporting Persons is a Delaware entity. Mr. Karol is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

This filing on Schedule 13D is being made as the result of the ultimate acquisition of the Issuer’s Common Stock by the Reporting Persons in exchange for securities of Latrobe Specialty Metals, Inc., a Delaware corporation (“Latrobe”), previously held by Toolrock Investments, LLC (“Toolrock”), pursuant to the merger (the “Merger”) of a wholly owned subsidiary of the Issuer into Latrobe on February 29, 2012 (the “Closing Date”). As a result of the Merger, Latrobe became a wholly-owned subsidiary of the Issuer. In connection with the Merger, Toolrock received 7,666,028 shares of Common Stock of the Issuer in exchange for all of Toolrock’s capital stock of Latrobe. The exchange of Latrobe capital stock for the Common Stock of the Issuer was determined using the average of the closing price of the Issuer’s Common Stock reported by the New York Stock Exchange for the ten trading days ending on the fourth business day prior to the Closing Date, which was $53.46. Shortly after the Merger, Toolrock distributed the 7,666,028 shares of the Issuer’s Common Stock (the “Distribution”), of which 1,163,148 shares are held in escrow pursuant to the terms of the Merger Agreement to secure Latrobe’s indemnification obligations and to account for pension funding issues of Latrobe, to its members, including the Watermill Funds and Watermill Enterprises. The Reporting Persons owned no shares of the Issuer’s Common Stock prior to the Merger and Distribution. The description of the Merger is qualified in its entirety by reference to the complete text of the related Agreement and Plan of Merger, dated as of June 20, 2011, by and among Latrobe, the Issuer, Hawke Acquisition Corp., HHEP-Latobe, L.P., as representative of the Hicks Equityholders and Watermill Partners, as Representative of the Watermill Equityholders, and any amendments thereto (the “Merger Agreement”), which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

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ITEM 4.	Purpose of Transaction.

The Watermill Funds and Watermill Enterprises (the “Watermill Entities”) acquired the Issuer’s shares of Common Stock for investment purposes. Depending on market conditions, the prospects and financial condition of the Issuer and other factors, the Watermill Entities may acquire or dispose of shares of the Issuer’s Common Stock. In accordance with the terms of each partnership agreement of the Watermill Funds, Watermill Enterprises, as general partner of each Watermill Fund, has the power to distribute on a pro rata basis the shares of the Issuer’s Common Stock held by each Watermill Fund to the partners of each Watermill Fund, and may exercise such power at any time. In accordance with the terms of the operating agreement of Watermill Enterprises, Mr. Karol, as the sole managing member of Watermill Enterprises, has the power to distribute on a pro rata basis the shares of the Issuer’s Common Stock held by Watermill Enterprises to the members of Watermill Enterprises, and may exercise such power at any time. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer or disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer’s to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) The beneficial ownership percentages set forth below in each case are based on the total number of outstanding shares of Common Stock as reported by the Issuer to the Reporting Persons. The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Watermill Partners. Watermill Partners directly owns 1,762,619 shares, or 3.4%, of the Issuer’s Common Stock. These shares of Common Stock were issued in the Merger in exchange for shares of Latrobe’s capital stock that Toolrock held immediately prior to the Merger, which Toolrock distributed to the members of Toolrock, including, Watermill Partners, shortly after the closing of the Merger. Watermill Partners has shared power with Mr. Karol and Watermill Enterprises to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it. 268,912 of the 1,762,619 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure Latrobe’s indemnification obligations and to account for pension funding issues of Latrobe.

Watermill Partners II. Watermill Partners II directly owns 695,513 shares, or 1.3%, of the Issuer’s Common Stock. These shares of Common Stock were issued in the Merger in exchange for shares of Latrobe’s capital stock that Toolrock held immediately prior to the Merger, which Toolrock distributed to the members of Toolrock, including,

CUSIP No. 144285 10 3	Schedule 13D	Page 8 of 11

Watermill Partners II, shortly after the closing of the Merger. Watermill Partners II has shared power with Mr. Karol and Watermill Enterprises to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it. 104,117 of the 695,513 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure Latrobe’s indemnification obligations and to account for pension funding issues of Latrobe.

Watermill Enterprises. Watermill Enterprises directly owns 377,422 shares, or 0.7%, of the Issuer’s Common Stock. These shares of Common Stock were issued in the Merger in exchange for shares of Latrobe’s capital stock that Toolrock held immediately prior to the Merger, which Toolrock distributed to the members of Toolrock, including, Watermill Enterprises, shortly after the closing of the Merger. 63,899 of the 377,422 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure Latrobe’s indemnification obligations and to account for pension funding issues of Latrobe.

Additionally, Watermill Enterprises, as the general partner of Watermill Funds, may be deemed to beneficially own an additional 2,458,132 shares of the Issuer’s Common Stock. Watermill Enterprises has shared power with Mr. Karol to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it. Watermill Enterprises disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 13 or Section 16 of the Exchange Act or for any other purpose.

Steven E. Karol. Mr. Karol, as the sole managing member of Watermill Enterprises, may be deemed to beneficially own 2,835,554 shares, or 5.4%, of the Issuer’s Common Stock. Mr. Karol has shared power with Watermill Enterprises to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by him. Mr. Karol disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that Mr. Karol is the beneficial owner of the securities for purposes of Section 13 or Section 16 of the Exchange Act, or for any other purpose. In connection with the Merger, Mr. Karol was appointed as a director of the Issuer.

(c) Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past 60 days by any of the Reporting Persons.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stockholders Agreement

In connection with the Merger, the Issuer and certain stockholders (the “Investors”), including the Watermill Entities, entered into a stockholders agreement, dated February 29, 2012 (the “Stockholders Agreement”). The Stockholders Agreement provides for the Watermill Entities to appoint a member to the Issuer’s board of directors (the “Board”) to serve from the consummation of the Merger until the Issuer’s 2014 annual meeting of stockholders. The Watermill Entities designated Steven E. Karol to serve on the Board. The Investors have also agreed pursuant to the Stockholders Agreement (i) that during the time that such Investors may appoint certain designees to the Board (or shorter in the event such designees resign from the Board) they will vote the shares of the Issuer’s Common Stock in favor of the Issuer’s nominees for directors and not contrary to the recommendations of the Board on other matters, and (ii) for a period of five years following the consummation of the Merger they will not acquire any additional shares of the Issuer’s Common Stock or, with limited exceptions, sell their shares of the Issuer’s Common Stock where the result of such sale would be for a third party to own more than 5% of the Issuer’s outstanding Common Stock.

Registration Rights Agreement

In addition to the Stockholders Agreement, the Issuer and the Investors, including the Watermill Entities, entered into a registration rights agreement, dated February 29, 2012 (the “Registration Rights Agreement”). The Registration Rights Agreement requires the Issuer to register Issuer securities owned by the Investors and their affiliates with the Securities and Exchange Commission for resale to third parties. The Registration Rights Agreement requires that the Issuer file a shelf registration statement within three months after the Closing Date and to permit the Investors and their affiliates to participate in limited circumstances in Issuer offerings of securities occurring three months after the Closing Date.

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The foregoing summaries of the Stockholders Agreement and Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Stockholders Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits 5 and 6, respectively, to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Agreement and Plan of Merger, dated as of June 20, 2011, by and among Carpenter Technology Corporation, Hawke Acquisition Corp., HHEP-Latrobe, L.P., and Watermill-Toolrock Partners, L.P. (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on June 21, 2011).

Exhibit 3:	Amendment to Agreement and Plan of Merger, dated as of January 13, 2012, by and among Carpenter Technology Corporation, Hawke Acquisition Corp., HHEP-Latrobe, L.P., and Watermill-Toolrock Partners, L.P. (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on January 18, 2012).

Exhibit 4:	Amendment to Agreement and Plan of Merger, dated as of February 29, 2012, by and among Carpenter Technology Corporation, Hawke Acquisition Corp., Latrobe Specialty Metals, Inc., HHEP-Latrobe, L.P., and Watermill-Toolrock Partners, L.P. (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on March 1, 2012).

Exhibit 5:	Stockholders Agreement by and among Carpenter Technology Corporation, Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P., Watermill-Toolrock Enterprises, LLC and HHEP-Latrobe, L.P. dated February 29, 2012 (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on March 1, 2012).

Exhibit 6:	Registration Rights Agreement by and among Carpenter Technology Corporation, Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P., Watermill-Toolrock Enterprises, LLC and HHEP-Latrobe, L.P. dated February 29, 2012 (Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on March 1, 2012).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 12th day of March, 2012.

WATERMILL-TOOLROCK PARTNERS, L.P.
WATERMILL-TOOLROCK PARTNERS II, L.P.

Each by its General Partner, Watermill-Toolrock Enterprises, LLC

By: *
Steven E. Karol
Managing Member

WATERMILL-TOOLROCK ENTERPRISES, LLC

By: *
Steven E. Karol
Managing Member

*
Steven E. Karol

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Steven E. Karol
Steven E. Karol